September 15, 2017

GasLog Partners LP
Form 20-F for the year ended December 31, 2016
Filed February 13, 2017
File No. 001-36433

Dear Ms. Raminpour:

We refer to the letter of September 6, 2017 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to GasLog Partners LP (the “Company”) setting forth the comments of the Commission staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2016 (the “2016 20-F”), filed with the Commission via EDGAR on February 13, 2017.  We respectfully submit this response on behalf of the Company.

The numbered paragraph and heading below correspond to those set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Impairment of Vessels, page F-16

1.
We note your disclosure that as of December 31, 2016, the charter-free market value is lower than the vessel’s carrying value for five vessels by $117.66 million, but the value in use for each was higher than the carrying amount and consequently no impairment loss was recognized. We further note that the discounted projected net operating cash flow analysis includes revenue estimates based on a combination of factors including recent market charter rates, conditions existing in the market at December 31, 2016, historical and estimated future average time charter rates among other factors including estimated annual operating expenses based on internal budgets and historical industry experience.

Please disclose your specific key assumptions used pursuant to paragraphs 134 and 135 and illustrative example 9 of IAS 36. For example, quantify how you weight the factors noted in your disclosure and how you calculate forecasted time charter rates beyond the contracted charter rate period through the end of a vessel’s useful life, including the period of projected cash flows and the period of extrapolated cash flows. Additionally, revise to disclose growth rate assumptions, inflation factors for determining revenues and costs, and the discount rate, as applicable. In your response, please provide us with proposed revisions to your disclosure.

Response:  The Company acknowledges the Staff’s comment and confirms that in future filings it will expand its disclosure relating to vessel impairment analysis to disclose certain key specific assumptions. Using the Company’s disclosure in the 2016 20-F by way of example, the Company would expand the discussion under “Impairment of Vessels” as follows:

“The Partnership evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Partnership obtains vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The Partnership’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. The Partnership’s estimates are based on approximate charter free market values for the vessels that have been received from shipbrokers which are also commonly used and accepted by the Partnership’s lenders for determining compliance with the relevant covenants in the Partnership’s credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of the future market value of the Partnership’s vessels or prices that could be achieved if it were to sell them.

As of December 31, 2016, the carrying amounts of the following Steam vessels: the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were higher than the charter free market values estimated by shipbrokers and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The Partnership’s strategy is to charter its vessels on 5-year-contracts or more, providing the Partnership with contracted stable cash flows. The assumptions which the Partnership has used in its discounted projected net operating cash flow analysis included, among others, operating revenues, utilization, dry-docking costs, operating expenses (including management fees), residual values and the discount factor.

Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire and assume a utilization rate of 99.5% based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), and (iv) estimated future time charter rates, also based on maritime research publications that provide such forecasts. More specifically, for the non-contracted period starting upon the expiration of the firm charter period of each vessel and up to December 31, 2021, the Partnership used the most recent charter market rate for a 5-year time charter agreement based on available data from maritime research publications, which is $52,000 per day for the Steam vessels.

For the remaining period from January 1, 2022 through the end of each vessel’s useful life, the estimated average time charter rate was based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels and 5-year historical average 5-year time charter rates based on maritime research publications.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership’s control, management believes the use of revenue estimates discussed above to be reasonable as of the reporting date. The Partnership does not take into account any growth rate assumptions or inflation factors for determining forecasted time charter rates beyond the contracted charter rate period through the end of a vessel’s useful life. In assessing the factors mentioned above for the purposes of determining estimated revenues, the Partnership has placed particular reliance on available third party maritime research publications and analysis of LNG shipping supply and demand data.

In addition, the Partnership used an annual operating expenses escalation factor equal to 1% based on its historical data and performance, as well as its expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership's depreciation policy.

In the Partnership’s impairment assessment, the weighted average cost of capital (“WACC”) used to discount future estimated cash flows to their present values was approximately 7% as of December 31, 2016. This was based on the calculated cost of equity and cost of debt components. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry.

The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.”

For convenience, proposed changes are reflected in the blackline attached hereto as Exhibit A. The Company advises the Staff that in future reports on Form 20-F the Company will include similar expanded disclosure, when and as applicable.

*            *            *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett

Ms. Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:
Mr. Alastair Maxwell
Chief Financial Officer
GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
Monaco, 98000

VIA E-MAIL

EXHIBIT A

Impairment of vessels: The Partnership evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Partnership obtains vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The Partnership’s estimates of ~~basic market~~recoverable value assume that the vessels are all in seaworthy condition without ~~a~~ need for repair and ~~if inspected would be~~ certified in class without notations of any kind. The Partnership’s estimates are based on approximate charter free market values for the vessels that have been received from shipbrokers~~,~~ which are also commonly used and accepted by the Partnership’s lenders for determining compliance with the relevant covenants in the Partnership’s credit facilities. Vessel values can be highly volatile, so ~~that~~ the estimates may not be indicative of the future ~~basic~~market value of the Partnership’s vessels or prices that could be achieved if it were to sell them.

As of December 31, 2016, the carrying amounts of the following Steam vessels: the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were higher than the ~~estimated~~charter free market ~~value~~values estimated by shipbrokers and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The Partnership’s strategy is to charter its vessels on 5 -year-contracts or more, providing the Partnership with contracted stable cash flows. The ~~significant factors and~~ assumptions which the Partnership has used in its discounted projected net operating cash flow analysis included, among others, operating revenues, ~~off-hire revenues~~utilization, dry-docking costs, operating expenses~~,~~ (including management fees ~~estimates~~), residual values and the discount factor.

Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire and assume a utilization rate of 99.5% based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), and (iv) estimated future time charter rates, also based on maritime research publications ~~by independent third party maritime research services~~ that provide such forecasts. More specifically, for the non-contracted period starting upon the expiration of the firm charter period of each vessel and up to December 31, 2021, the Partnership used the most recent charter market rate for a 5-year time charter agreement based on available data from maritime research publications, which is $52,000 per day for the Steam vessels.

For the remaining period from January 1, 2022 through the end of each vessel’s useful life, the estimated average time charter rate was based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels and 5-year historical average 5-year time charter rates based on maritime research publications.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership’s control, management believes the use of revenue estimates~~, based on the combination of factors (i) to (iv) above,~~ discussed above to be reasonable as of the reporting date. The Partnership does not take into account any growth rate assumptions or inflation factors for determining forecasted time charter rates beyond the contracted charter rate period through the end of a vessel’s useful life. In assessing the factors mentioned above for the purposes of determining estimated revenues, the Partnership has placed particular reliance on available third party maritime research publications and analysis of LNG shipping supply and demand data.

In addition, the Partnership used an annual operating expenses escalation factor ~~and estimates of scheduled and unscheduled off-hire revenues based on the Partnership’s historical experience~~equal to 1% based on its historical data and performance, as well as its expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership's depreciation policy.

In the Partnership’s impairment assessment, the weighted average cost of capital (“WACC”) used to discount future estimated cash flows to their present values was approximately 7% as of December 31, 2016. This was based on the calculated cost of equity and cost of debt components. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry.

The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.